EXHIBIT (a)(1)(F)


                            [TEXT OF OFFER WEB SITE]

                    AT&T Corp. Offer to Exchange Outstanding
                  Options for Restricted Stock Units and Cash

Following is a brief overview of the AT&T Corp. Offer to Exchange Outstanding Options for Restricted Stock Units and Cash, including information about employee eligibility, eligible stock options, exchange factors and the offer period as well as instructions on how to participate. This offer is governed by and subject to the terms set forth in the Offer To Exchange and Letter of Transmittal. The restricted stock units are governed by and subject to the terms of the AT&T 1997 Long Term Incentive Program, and the Restricted Stock Unit Award Agreement. These documents must be reviewed and the terms accepted if you wish to tender your options for exchange.

ELIGIBILITY

You are eligible to participate in this offer only if (i) you hold Eligible Options, (ii) you are an employee of AT&T Corp. or one of its subsidiaries on both the date this offer is made and on the expiration date of the offer, (iii) you were hired prior to February 19, 2002 (or have returned to AT&T from Concert after that date), (iv) you are not an employee of AT&T Broadband or one of its subsidiaries, and (v) you are not a senior executive of AT&T or an employee who is an E-level equivalent or higher. In this offer, eligible employees have the opportunity to exchange certain of their existing AT&T stock options for restricted stock units and/or a special cash payment, as described below. Please note that if you decide to participate in this offer, any options granted to you on March 28, 2002, April 26, 2002, May 30, 2002, June 28, 2002 or September 30, 2002 will be cancelled and forfeited without exchange or replacement.

The number of restricted stock units you would receive in exchange for certain of your options is described below and relates to the exercise price of the options. The restricted stock units represent the right to receive shares of AT&T common stock. When restricted stock units vest, you will be issued a corresponding number of shares of stock at no additional cost to you, net of any shares withheld to pay applicable withholding taxes. The restricted stock units will be subject to forfeiture, deferred vesting and restrictions on transfer and will not entitle you to vote or receive dividends, notices of meetings, proxy statements and other materials until the restricted stock units vest and the related shares are distributed to you. The restricted stock units will be granted promptly following the expiration date of the offer and will vest in three annual installments (25% on November 1, 2003; 25% on November 1, 2004; and 50% on November1, 2005), subject to your continued employment with AT&T.


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Any options you received under the "1997 All Employee Stock Option" grant, also referred to as the "all employee" grant, may also be exchanged for a special cash payment described below.

Each participant will be liable for any taxes incurred as a result of this exchange. Please see Section 13 of the Offer to Exchange for a general summary of the federal income tax consequences of the exchange for U.S. citizens or residents. Please see Section 14 of the Offer to Exchange for a general summary of tax consequences for employees located outside the United States. We recommend that you consult with your own tax advisor to determine the tax and, if you are located outside the United States, the social contribution consequences of the exchange under the laws of the country in which you live and work.

EXCHANGE FACTOR/OPTION CLASS

The following table lists the exchange factor of each Class of eligible AT&T stock options (other than the "all employees" options described below) for purposes of this offer.

                                                                    The exchange
If your stock option's exercise price is:    The Option Class is:   factor is:
$16 or more but less than $17                A                      3.5
$17 or more but less than $18                B                      4
$18 or more but less than $20                C                      5
$20 or more but less than $25                D                      6
$25 or more but less than $30                E                      10
$30 or more but less than $35                F                      12
$35 or more but less than $40                G                      15
$40 or more but less than $45                H                      20
$45 or more                                  I                      30

The number of restricted stock units that you receive with respect to your Class A-I options will be determined by (1) dividing (a) the number of options you tender in each class by (b) the exchange factor for that class (as set forth below), and (2) adding the number of Restricted Stock Units for all of such classes (rounded to the nearest whole share).

If you tender "all employee" options (referred to as Class J options in this offer), you will receive a special cash payment determined by (1) dividing the number of Class J options by 0.5 and (2) multiplying the result by one U.S. Dollar (U.S. $1.00), rounded to the nearest whole cent.

You may exchange all or none of your eligible stock options. However, if you participate in this exchange, you must tender all of your eligible stock options.


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The following example shows how many restricted stock units would be issued in exchange for 1,999 Class G options and 475 Class A options:

Shares under the eligible option in Class G: 1,999 divided by Exchange factor: 15
Restricted stock units: 133.2667

Shares under a second eligible option in Class A: 475 divided by Exchange factor: 3.5
Restricted stock units: 135.7145

Total restricted stock units to be granted 133.2667 + 135.7145 = 268.9810; rounded to 269.

The following example shows the special cash payment in exchange for 150 Class J options:

Shares under the eligible option in Class J: 150 divided by Exchange factor: 0.5 = 300 x $1.00
Special Cash Payment equal to $300.00

This calculation is purely for illustrative purposes and is not intended to indicate the actual number of Restricted Stock Units you will receive if you participate in the offer.

OFFER PERIOD

If you choose to participate, you may tender your options at any time before 11:59 PM, Eastern Time, on Tuesday, October 29, 2002. If you tender your options but change your mind and want to withdraw your options, you may do so by accessing this web site again before the end of the offer period. If you tender options via the offer web site, then you must also withdraw your options via the offer web site. If you tender options by delivering your Letter of Transmittal and Restricted Stock Unit Award Agreement via regular mail, overnight delivery or facsimile to AT&T Corp., then you must withdraw your options by submitting a Notice of Withdrawal to AT&T Corp. by regular mail, overnight delivery or facsimile. The offer period ends at 11:59 PM, Eastern Time, on October 29, 2002 (unless we extend the offer in our sole discretion), and if you have tendered your options as of that time and not withdrawn them, your decision will be legally binding if we accept the options for cancellation. If you do not wish to participate in the offer, you do not need to do anything further, and you will keep your eligible stock options and not receive restricted stock units and/or the special cash payment.


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Following are critical dates (assuming the offer period is not extended):

Date                               Event
----                               -----
September 16, 2002                 Commence exchange offer
October 29, 2002                   Expiration of offer (11:59 p.m. Eastern Time)
Promptly after expiration date     AT&T notifies eligible employees whether the
                                   offer is accepted


HOW TO PARTICIPATE

Step 1: View a summary of the stock options you hold that are eligible for this exchange

Step 2:   Read all applicable documents and consider any tax consequences

Step 3:   Make your decision

Step 4:   If you decide to tender your options for exchange, either:

               Via this web site, accept all the terms of the offer set forth in the Offer To Exchange and the Letter of Transmittal, and all the terms of the Restricted Stock Unit Award Agreement, by following the instructions below.

          Or:

               Deliver a completed and signed Letter of Transmittal and Restricted Stock Unit Award Agreement to AT&T Corp., by facsimile to 847-806-4663 or by regular mail:
               AT&T Pension Service Center
               P.O. Box 770
               Arlington Heights, IL 60006-0770

               or, overnight delivery to:
               AT&T Pension Service Center
               1701 Golf Road
               Tower 2 Suite 200
               Rolling Meadows, IL 60008

               [Review Summary of Eligible Stock Options Button]

The following AT&T stock option grants are eligible to be exchanged for Restricted Stock Units and/or Special Cash Payment:

[chart specific to individual]

To view a table of exchange factors click here.


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All restricted stock units will be granted under, and governed by the terms of, the AT&T 1997 Long Term Incentive Program. Any special cash payment will be paid promptly following the expiration date through our normal payroll services. Before you tender your options for exchange, you must review the Offer To Exchange, the AT&T 1997 Long Term Incentive Program, the Restricted Stock Unit Award Agreement (if you are tendering Class A-I options), and the Letter of Transmittal.

If you have questions about your eligible stock options, contact:

Salomon Smith Barney 1 888-828-8678 or + 1 212-615-7889

Before confirming that you are tendering your options, you must review the:

Offer to Exchange
AT&T 1997 Long Term Incentive Program
Letter of Transmittal
Restricted Stock Unit Award Agreement

If you are withdrawing a previous tender of options, you must review the Notice of Withdrawal.

Check to Accept Election / Uncheck to Withdraw Election

[Register Election Button]

You have elected to exchange the following stock option grants for RSUs and/or special cash payments:

[Chart specific to individual]

If your submission was made in error and you would like to review a list of your eligible options or withdraw your tender, click here.

You must read and agree to the following statement to complete the tender of your options.

I have read and agree to all of the terms identified in the Offer to Exchange, AT&T 1997 Long Term Incentive Program, the Letter of Transmittal, and the Restricted Stock Unit Award Agreement. I understand that AT&T may reject all options not properly tendered. I understand that upon acceptance by AT&T, the stock options I tendered for exchange will be cancelled, and that I will receive restricted stock units in exchange for Class A-I options and/or a special cash payment in exchange for Class J options. I also understand that any stock options granted to me on March 28, 2002, April 26, 2002, May 30, 2002, June 28, 2002 or


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September 30, 2002 will be forfeited and cancelled without replacement. If I am withdrawing a previous tender of my options, I understand that this notice of withdrawal supersedes and replaces any Letter of Transmittal I may have registered on this web site.

[I have read and agree]


Statement of Stock Options Registered for Exchange For Restricted Stock Units and/or Special Cash Payment

This is to confirm that your election to participate in the AT&T Corp. Offer to Exchange Outstanding Options for Restricted Stock Units and Cash has been received by AT&T Corp. THIS CONFIRMATION SHOULD NOT BE CONSTRUED AS AN ACCEPTANCE OF YOUR TENDERED OPTIONS. AT&T Corp. reserves the right to cancel this offer and reject all options tendered for exchange in accordance with the terms set forth in the Offer to Exchange. You will be notified promptly after the expiration of the offer (which will be October 29, 2002 unless extended by AT&T) by email if your options have been accepted by AT&T Corp.

The following Eligible Options have been elected to be exchanged:

[Chart Specific to Individual]


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